AM
12-9-2003



03051601

VF 12-4-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECEIVED
DEC 02 2003
WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Iron Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1301 West 35th Street
(No. and Street)

Chicago (City) IL (State) 60609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Noto 678-805-0516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Guy R. Wilcox
(Name – *if individual, state last, first, middle name*)

2270 Castle Lake Drive (Address) Tyrone (City) GA (State) 30290 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
DEC 23 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Noto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Iron Capital Markets, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive VP, Managing Director

Title

DESPY A. GIDDENS
Notary Public, Fulton County, Georgia
My Commission Expires May 08, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IRON CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2003

INCLUDING

INDEPENDENT AUDITOR'S REPORT AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e) (3) under
the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

GUY R. WILCOX
CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

Form X-17A-5, Part III	1
Affirmation and Contact	2
Independent Auditor's Report	3 - 4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Shareholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 10
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1	11
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	12
Supplemental Report on Internal Control	13 - 14

GUY R. WILCOX
CERTIFIED PUBLIC ACCOUNTANT
2270 CASTLE LAKE DRIVE
TYRONE, GEORGIA 30290
PHONE: (770) 632-9933

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Iron Capital Markets, Inc.
Chicago, Illinois

I have audited the following financial statements of Iron Capital Markets, Inc. (the "Company") for the year ended September 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934:

	Page
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Shareholders' Equity	7
Statement of Cash Flows	8

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Iron Capital Markets, Inc. at September 30, 2003, and the results of its operations and its cash flows for the year ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Iron Capital Markets, Inc. as of September 30, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	11
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	12

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
November 1, 2003

IRON CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$	272
CERTIFICATE OF DEPOSIT – At cost plus accrued interest of $720 which approximates fair value.		121,720
RECEIVABLE FROM CLEARING BROKER/DEALER		26,622
TOTAL	$	148,614

LIABILITIES AND SHAREHOLDERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	2,050
PAYABLES TO RELATED ENTITIES		7,000
Total Liabilities		9,050
SHAREHOLDERS' EQUITY:		
Common stock – no par value, at stated value; 1,000 shares authorized; 100 shares issued and outstanding		1,000
Additional paid-in capital		308,158
Retained (deficit)		(169,594)
Total shareholders' equity		139,564
TOTAL	$	148,614

See Accompanying Notes and Accountant's Report

IRON CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

REVENUES:	
Interest	$ 1,936
Commissions	5,997
Total revenues	7,933
EXPENSES:	
Legal, accounting and other professional fees	20,441
Office space and equipment rental	2,000
Other	5,300
Total expenses	27,741
NET LOSS	$ (19,808)

See Accompanying Notes and Accountant's Report.

IRON CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
BALANCE SEPTEMBER 30, 2002	$ 1,000	$ 281,658	$ (149,786)	$ 132,872
Capital contributions by shareholders'		26,500		26,500
Net loss			(19,808)	(19,808)
BALANCE, SEPTEMBER 30, 2003	$ 1,000	$ 308,158	$ (169,594)	$ 139,564

See Accompanying Notes and Accountant's Report.

IRON CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(19,808)
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Changes in assets and liabilities:		
Receivable from clearing broker/dealer		(159)
Accounts Payable		357
Accrued Interest		(548)
Net cash flows used in operating activities		(20,158)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of certificates of deposit		(242,000)
Maturities of certificates of deposit		243,260
Net cash flows from investing activities		1,260
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional Paid in Capital Contributions		26,500
Payable to related entities		(9,500)
Net cash flows from financing activities		17,000
NET DECREASE IN CASH		(1,898)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		2,170
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	272
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTITIVIES:		
Capital contributions in exchange for assumption of payables to related entities	$	16,500

See Accompanying Notes and Accountant's Report.

NOTE 1 – GENERAL

Basis of Presentation – The accompanying financial statements include the accounts of Iron Capital Markets, Inc. (the Company).

Nature of Operations – The Company, an Illinois corporation organized on February 1, 2000, became a registered securities broker/dealer on August 1, 2001 (commencement of operations as a registered broker/dealer) for the purpose of establishing a bond underwriting and municipal financial advisory business. The Company's plan is to participate in negotiated securities underwritings of county, state and municipal issuers as co-manager in a group of managers. All securities trades are cleared on a fully disclosed basis. Through September 30, 2003, the Company's primary focus has been on organizational, start-up and marketing activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and money market investments that mature in 90 days or less from the date of acquisition.

Revenue Recognition – Securities transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Securities owned are recorded at fair value. Unrealized gains and losses on securities are included in the determination of net income (loss).

Income Taxes – The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is allocated to its shareholders, who are responsible for taxes thereon. The Company is subject to the State of Illinois replacement tax, which has been included in the determination of net income.

Concentrations of Credit Risk – The Company maintains cash in a demand deposit and certificate of deposit with one federally insured bank. The balances in these accounts exceed federally insured limits. At September 30, 2003, $21,992 was uninsured. The Company does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined, at the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as defined.

At September 30, 2003, the Company had net capital, as defined, of $139,413, which was $39,413 in excess of its required minimum net capital.

There were no liabilities subordinated to claims of general creditors.

NOTE 4 – CERTIFICATE OF DEPOSIT

The certificate of deposit was issued by a commercial bank with an original maturity of six months and has been renewed for two consecutive six-month periods. The certificate of deposit currently pays interest at a rate of 2.21% and matures on November 15, 2003. The certificate of deposit is reflected in the Statement of Financial Condition at cost plus accrued interest of $720, which approximates fair value at September 30, 2003.

NOTE 5 – RECEIVABLE FROM CLEARING BROKER/DEALER

As a securities broker, the Company is engaged almost exclusively in buying and selling municipal securities for a select group of investors. The Company introduces these transactions for clearance by another broker/dealer on a fully disclosed basis.

The receivable from the clearing broker/dealer arises in the normal course of business from the settlement of securities transactions. The receivable is generally collected within thirty days. The Company utilizes one broker/dealer as its clearing broker. This clearing broker is nationally recognized and is a member of major exchanges. At September 30, 2003, the receivable consists of a cash deposit (on which the clearing broker/dealer pays the Company a short-term money market rate of interest) plus interest earned thereon.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. At September 30, 2003, the Company had no customers introduced to the clearing broker.

NOTE 6 – RELATED-PARTY TRANSACTIONS

The Company's 20% shareholder owns R4 Services, LLC, formerly R4 Services, Inc. ("R4 Services") and is related to the owner of Greenhouse, LLC ("Greenhouse"). In conducting its business, the Company utilizes R4 Services' employees and office equipment. Under the terms of an agreement with R4 Services, the Company pays $150 per month through March 31, 2006 for use of office equipment. Such costs for the year ended September 30, 2003 were $750. All other costs are absorbed by R4 Services.

The Company leases office space from Greenhouse. This office space is located in the same building as the offices of R4 Services. Under the terms of an agreement with Greenhouse, the Company pays $400 per month for this office space. Rent expense under the lease for the year ended September 30, 2003 was $400. The future minimum annual rental payments under this agreement for the fiscal year ending September 30, 2004, and 2005 is $2,400.

Under the conditions of the purchase by the new 80% shareholder, the rental agreement was terminated and accrued but unpaid rent was canceled. The amount of unpaid rent was converted to paid in capital effective the date of the acquisition in April 2003.

Under the terms of an expense agreement between the Company and R4 Services, R4 Services is required to pay expenses incurred by the Company and make capital contributions to the Company as necessary to ensure that the Company's net capital does not fall below 120% of the Company's required minimum net capital or cause a capital deficiency. This agreement was effective on July 5, 2001 and renewed on March 16, 2003.

IRON CAPITAL MARKETS, INC.
COMPUTATION OF NET CAPTIAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF SEPTEMBER 30, 2003

NET CAPITAL		
TOTAL SHAREHOLDERS' EQUITY	$	139,564
LESS NONALLOWABLE ASSETS		
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		139,564
HAIRCUT ON SECURITIES POSITION		151
NET CAPITAL	$	139,413
AGGREGATE INDEBTEDNESS		
TOTAL LIABILITIES	$	9,050
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
EXCESS NET CAPITAL	$	39,413
EXCESS NET CAPITAL AT 100% (Net capital less 10% of aggregate indebtedness)	$	138,508
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.5%

Note: The above computation differs from the computation of net capital under Rule 15c3-1 as of September 30, 2003, filed by the Company with the National Association of Securities Dealers as follows:

Net capital as filed by the Company		137,960
Understatement of accrued interest		568
Unrecorded receivables		885
Net capital per this computation	$	139,413

See Accompanying Notes and Accountant's Report.

IRON CAPITAL MARKETS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
PERIOD ENDED SEPTEMBER 30, 2003

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

GUY R. WILCOX
CERTIFIED PUBLIC ACCOUNTANT
2270 CASTLE LAKE DRIVE
TYRONE, GEORGIA 30290
PHONE: (770) 632-9933

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Iron Capital Markets, Inc.
Chicago, Illinois

In planning and performing my audit of the financial statements of Iron Capital Markets, Inc. (the "Company") for the year ended September 30, 2003 (on which I issued my report dated November 1, 2003), I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Shareholders, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Atlanta, Georgia

November 1, 2003